

June 8, 2010

Via U.S. Mail and facsimile to (570)348-6454

Linda A. D'Amario
Interim Principal Financial Officer
First National Community Bancorp, Inc.
102 E. Drinker St.
Dunmore, PA 18512

> **Re:** **First National Community Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **File No. 333-24121**

Dear Ms. D'Amario:

We have reviewed your supplemental response and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2010

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Impairment of Investment Securities, page 15

1. We note your revised disclosure beginning on page 17 and response to prior comment 7 of our letter dated January 8, 2010. You disclose that in order to determine the future default and severity assumptions used in your other-than-temporary-impairment (OTTI) analysis for your private label collateralized mortgage obligations (CMOs), you review the individual loans that provide the underlying collateral for each security. Please tell us

Linda A. D'Amario
First National Community Bancorp, Inc.
June 8, 2010
Page 2

the future default and severity assumptions you used in your OTTI analysis for <u>each security</u> as of March 31, 2010.

2. We note your response and revised disclosure on page 20 to prior comment 11 of our letter dated January 8, 2010 related to the discount rate used for your OTTI analysis. You state that the discount rate was calculated by adding the discount margin at the time of the purchase (based on the original purchase price) to the appropriate 3-month LIBOR forward rate obtained from the forward LIBOR curve. Please tell us in greater detail how you determined this method is in accordance with ASC Topic 325-40-35.

3. We note from your response to prior comment 11 of our letter dated January 8, 2010 that the discount rate used to for the valuation of your TRUPs CDOs is a 3-month LIBOR (USD) plus 200 basis points. In addition, we note from your fair value disclosures in Note 17 of your Form 10-K for the year ended December 31, 2009 that this discount rate is "highly dependent upon the credit quality of the collateral, the relative position of the tranche in the capital structure of the CDO and the prepayment assumptions." Please tell us how you considered the above factors in your determination to use the same discount rate for each security's valuation.

4. We note from your response to prior comment 8 of our letter dated January 8, 2010 that you considered the specific collateral (banks) underlying each individual security, actual defaults/deferrals, and future loss estimates in your determination of these assumptions. However, your tabular disclosure on page 21 reflects an "expected annual deferrals/defaults as a percent of performing collateral" of 0.375% for each of your pooled trust preferred securities. Given the fact that you state you review the specific collateral (individual bank trust preferred) underlying each individual pooled security and the fact that the securities have different classes, ratings, number of performing issuers and actual deferral/default rates, it would seem that the expected deferral/default rate would vary by security. It would not be appropriate to use the same expected deferral/default assumption in your other-than-temporary analysis for all of your trust preferred securities without consideration for the individual bank collateral of pooled securities. Please revise your disclosure in future filings accordingly. Conversely, provide us with your analysis of the individual bank collateral within the pools, and explain how you arrived at identical expected deferral/default rates as a result of your consideration of the individual bank collateral.

Loans, page 22

5. We note your response to prior comments 4 and 15 of our letter dated January 8, 2010, including your policy that you do not write-down impaired loans until you receive certified appraisals and that you restated your 2009 quarterly financial information to recorded the $2 million write-down on a loan in the first quarter 2009 based on a Broker Price Option you held on file as of March 31, 2009 based solely on your desire to abide by the request of your regulators. Paragraph 37 of ASC 310-10-35 requires that you

adjust the valuation of an impaired loan subsequent to the measurement date if there is a significant change in the underlying collateral. Please address the following:

a. Revise future filings to disclose your policy with respect to consideration of changes in the valuation of impaired loans subsequent to period end but prior to issuance of your financial results. Please note that consideration of subsequent changes in valuation, such as a Broker Price Option, is required under both banking regulatory guidance and GAAP.

b. Tell us why you do not consider Broker Price Options to be reliable support for a change in value of an impaired collateral-dependent loan. Also, please tell us whether your regulator told you to consider Broker Price Options as reliable support going forward.

c. Tell us if there were any certified appraisals, Broker Price Options or other valuation support received subsequent to March 31, 2010 but prior to the issuance of your Form 10-Q which you used to record significant adjustments to impaired loan balances. If so, please tell us the amount of the adjustments.

6. Further, since your current policy of recording a write-down on an impaired loan only after receipt of a certified appraisal does not appear to comply with ASC 310-10-35 and regulatory guidance, this would appear to qualify as a material weakness in internal control over financial reporting. Please revise future filings to provide disclosures related to this apparent material weakness, remediation efforts you made to improve internal controls over financial reporting to ensure your policy is consistently applied and in compliance with GAAP, and any specific changes made to your internal control over financial reporting.

Asset Quality, page 22

7. We note that your response to prior comment 13 of our letter dated January 8, 2010 includes detailed proposed disclosures related to the changes in both your specific and general allowance for credit losses reserve methodologies. We were unable to locate these proposed disclosures in your Form 10-Q for the period ended March 31, 2010. However, we did note your disclosures here and on page 25 which state that you made changes to your methodology for the provision for credit losses during 2009. Such changes included the enhancement of your impairment measurement process and historical loss/migration analysis, including a more defined loan pool analysis and detailed migration adjustment factors. Please address the following:

a. Revise future interim and annual filings to include the proposed disclosures included in your response to prior comment 13.

      b. Tell us and revise future interim and annual filings to include a detailed discussion of the <u>specific</u> changes you made to your allowance for credit losses methodology, and how those changes impacted the timing and amount of your charge-offs and recording of the provision for credit losses.

      c. Further, we note from your response that the revisions for your allowance for credit losses methodology were expected to be finalized and approved by the Board of Directors by March 31, 2010. Please tell us if there were additional revisions made to your policy not discussed in your prior response. If so, please revise future interim and annual filings to discuss these additional changes.

      d. We note from your response that the impact from the enhancement of the impairment process was $0 as there were "no changes in the methodology for this component of the provision for credit losses," but that there was a "variance" of approximately $150,000 associated with the "historical/migration analysis using the revised factors." Thus it would appear that the $150,000 variance was due to your change in methodology. Please tell us and revise future filings to disclose the dollar impact to your financial statements of your change in methodology for all periods presented as required by ASC Topic 250-10-50.

8. We note your response and revised disclosures in your Form 10-K for the year ended December 31, 2009 related to prior comment 14 of our letter dated January 8, 2010. However, we were unable to locate these disclosures in your Form 10-Q for the period ended March 31, 2010. Given the continued deterioration in your loan portfolio and the significance of your impaired loans balance, and in order to promote greater transparency to readers, please revise all future interim and annual filings include these disclosures.

<u>Disclosures about Fair Value of Financial Instruments, page 28</u>

9. We note your response to prior comment 16 of our letter dated January 8, 2010, as well as your disclosure included on page 28 as required by ASC 825-10-50 (FSP SFAS 107-1/APB 28-1). As previously requested please provide the fair value disclosures as required by ASC 820-10-50 (FSP SFAS 157-4 and SFAS 157) in all future *interim* and *annual* filings.

<u>Item 4 – Controls and Procedures, page 29</u>

10. We note your response to prior comment 5 of our letter dated January 8, 2010, as well as the fact that you again concluded disclosure controls and procedures were effective as of March 31, 2010. However, in addition to the specific disclosures we were unable to locate in your prior quarterly filings as identified in our prior comment, we also note that you continue to omit certain fair value disclosures required by ASC 820-10-50 in your current Form 10-Q. As such, please revise to disclose that disclosure controls and procedures are not effective as of the period end.

Linda A. D'Amario
First National Community Bancorp, Inc.
June 8, 2010
Page 5

      You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3572 with any other questions.

      Sincerely,

      Brittany Ebbertt
      Staff Accountant